SEC File Number
0-22594
_________________
CUSIP Number
01877H100
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 25, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Alliance Semiconductor Corporation

Full Name of Registrant
N/A

Former Name if Applicable
2575 Augustine Drive

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054-2914

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
Alliance Semiconductor Corporation (the “Company”) experienced unexpected turnover in the accounting and finance department after the quarter ended June 25, 2005, specifically, its former chief financial officer was terminated, which has resulted in the loss of knowledge and experience with regard to the Company’s accounting policies and procedures and increased the amount of time required to perform the control procedures and develop financial information necessary to prepare the information required to be included in its Quarterly Report on Form 10-Q for the period ended June 25, 2005. As a result, the Company could not file that Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

N. Damodar Reddy	(408)	855-4900

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alliance Semiconductor Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 5, 2005	By:	/s/ N. Damodar Reddy
Chairman of the Board, President,
Chief Executive Officer and interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.